UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

ImClone Systems Incorporated
(Name of Subject Company)

ImClone Systems Incorporated
(Name of Person Filing Statement)
Common Stock, par value $0.001 per share, and Associated Preferred Stock Purchase Rights
(Title of Class of Securities)
45245W109
(CUSIP Number of Class of Securities)

Andrew K. W. Powell, Esq.
Senior Vice President and General Counsel
180 Varick Street
New York, NY 10014
(646) 638-5078
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:
Joel A. Yunis, Esq.
Evan L. Greebel, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022
(212) 940-8800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on October 14, 2008 (as amended from time to time, the “Schedule 14D-9”) by ImClone Systems Incorporated (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to the tender offer (the “Offer”) by Alaska Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights, of the Company (collectively, the “Shares”) for $70.00 per Share, net to the holder thereof in cash, without interest thereon (the “Offer Price”), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated October 14, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.
The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 4. The Solicitation or Recommendation.
Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence after the last sentence of the last paragraph on page 15 under the heading captioned “Reasons for the Transaction and Recommendation of the ImClone Board”.
“ImClone’s strategic objective is to advance oncology care by developing and commercializing a portfolio of targeted treatments designed to address the medical needs of patients with cancer. In evaluating ImClone’s prospects, the Board considered the likelihood of developing new products, the likelihood of approval of new products, the expansion of the use of existing products and ImClone’s ability to commercialize any or all of such products.”
Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is further amended and supplemented by inserting the following sentence after the first sentence of the first paragraph on page 19 under the heading captioned “Financial Projections”.
“Additional information provided to Parent with respect to certain projected financial information for the years between 2017 and 2030 is not shown in the chart above because projections concerning ImClone's revenues, gross profit, R&D expenditures, SG&A expenditures, Distribution expenditures and royalty expenses and earnings before interest and taxes after 2017 are subject to significantly greater risks, including those associated with the development, approval and commercialization of ImClone’s pre-clinical drug candidates.”
Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is further amended and supplemented by inserting the following sentence after the last sentence of the third paragraph on page 20 under the heading “Financial Projections”.
“Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in ImClone’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 are not applicable to any forward-looking statements made in connection with tender offers, such as the Offer.”

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Item 8 (“Additional Information”) of the Schedule 14D-9 is amended and supplemented by inserting the following paragraph after the third paragraph on page 29 under the heading “Antitrust in the United States”.
“On October 17, 2008, Parent and ImClone each filed a Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act with the Antitrust Division and the FTC in connection with the Offer and the Merger. The waiting period under the HSR Act applicable to the Offer and the Merger is scheduled to expire on November 3, 2008 unless the waiting period is extended by the Antitrust Division or the FTC, or early termination of the waiting period is granted.”
Item 8 (“Additional Information”) of the Schedule 14D-9 is amended and supplemented by inserting the following paragraph after the paragraph on page 29 under the heading “Other Foreign Competition Law Filings”.
“On October 17, 2008, Parent filed a complete notification (the “German Notification”) with respect to the Offer with the German Federal Cartel Office (the “FCO”). Unless the FCO initiates an in-depth investigation, the waiting period applicable to the Offer and the Merger with respect to Parent’s German Notification will expire on November 17, 2008.”
Item 8 (“Additional Information”) of the Schedule 14D-9 is further amended and supplemented by inserting the following heading and paragraph after the fourth paragraph on page 30 under the heading “Appraisal Rights”.
“Legal Proceedings
On October 22, 2008, State-Boston Retirement System, Ms. Roberta Feinstein, Mr. Howard Karp and Mr. Jay Herman, each a purported holder of Shares, filed a class action complaint in the Supreme Court of the State of New York, County of New York, purportedly on behalf of themselves and all other stockholders of the Company, against the Company, the members of the ImClone Board, the Parent and the Purchaser. The complaint alleges, among other things, that the members of the ImClone Board breached their fiduciary duties to the Company’s stockholders in connection with the transactions contemplated by the Merger Agreement and failed to provide the Company’s stockholders with material information to make an informed decision as to whether to tender their Shares in the Offer. In addition, the complaint alleges that Parent and Purchaser knowingly aided and abetted the alleged wrongdoing of the ImClone Board. The complaint seeks, among other relief, class action status, an order preliminarily and permanently enjoining the defendants from proceeding with the Offer, a judgment enjoining the defendants from consummating the Offer and the Merger until the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 is supplemented to include certain additional information, and an award to plaintiffs of the costs of the action, including reasonable attorneys’ and experts’ fees. In connection with the complaint, an Order to Show Cause was filed by plaintiff’s counsel requesting (i) expedited discovery for the production of documents by the defendants, (ii) depositions of representatives of ImClone and J.P. Morgan and (iii) such other relief as the Court deems just and proper. The Court scheduled a hearing on the Order to Show Cause for October 30, 2008. The Company believes that the complaint is without merit and intends to vigorously defend the action.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 24, 2008

IMCLONE SYSTEMS INCORPORATED
By:	/s/ Andrew K. W. Powell
	Name:	Andrew K. W. Powell
	Title:	Senior Vice President and General Counsel